FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-38562

NEW FRONTIER HEALTH CORPORATION
(Translation of Registrant’s Name into English)

10 Jiuxianqiao Road,

Hengtong Business Park

B7 Building, 1/F

Chaoyang District, 100015

Beijing, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 18, 2021, New Frontier Health Corporation (the “Company”) received a letter (the “Letter”) from the New York Stock Exchange (the “NYSE”) indicating that the Company is not in compliance with the NYSE’s continued listing requirements under Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2020 (its “Annual Report”).

The Letter informed the Company that it can regain compliance with the NYSE’s continued listing requirements by filing its Annual Report within six months of its filing due date, which was April 30, 2021. As previously disclosed by the Company in its Form 12b-25 filed with the SEC on April 30, 2021, as a result of the April 12, 2021 statement (the “SEC Statement”) released by the Staff of the Securities and Exchange Commission relating to the accounting and reporting considerations for warrants issued by special purpose acquisition companies (“SPACs”) and former SPACs, like the Company, the Company needs more time to incorporate the revised accounting treatment required by the SEC Statement for its warrants in its financial statements in the Annual Report. The Company continues to work diligently to complete its audit and Form 20-F and currently anticipates that the Form 20-F will be filed as soon as practicable.

Attached as Exhibit 99.1 hereto is the press release issued by the Company announcing its receipt of the Letter.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Frontier Health Corporation

By:	/s/ Roberta Lipson
Name: Roberta Lipson
Title: Chief Executive Officer

Date: May 25, 2021